QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For	PRESS RELEASE #22/03 ISSUED ON AUGUST 7, 2003

QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F	☐	Form 40-F	☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

QUEBECOR WORLD INC.
Filed in this Form 6-K

Documents index

1.
Press Release issued on August 7, 2003 (#22/03)

August 7, 2003	22/03
For immediate release	Page 1 of 2

QUEBECOR WORLD ANNOUNCES STRATEGIC EXPANSION AT ITS
DUBUQUE IOWA FACILITY TO SERVE THE EDUCATIONAL BOOK MARKET

Montréal, Canada — Quebecor World Inc. (NYSE; TSX: IQW) announced plans to implement the second phase of the expansion of its Dubuque, Iowa facility. This $13 million investment completes a total $19 million investment in the Dubuque facility over an 18-month period and significantly strengthens Quebecor World's ability to compete in the educational book market.

"This is a market that Quebecor World has identified as having strong potential for future growth. We believe the demographics and product dynamics will continue to generate increased opportunities over the years," stated David Boles, Chief Operating Officer, Quebecor World North America. "Our customers have indicated that an investment in a specialized facility is the correct approach to capturing this market."

With the completion of the phase II expansion, Quebecor World Dubuque will be a state-of-the-art facility dedicated to the production of hardcover and paperback textbooks. The overall expansion plan includes new presses, sewing and in-line binding, and casing-in capacity. This will substantially increase the Dubuque facility's capacity and make it an extremely efficient producer of elementary, secondary and higher education textbooks.

"We recognize that a facility dedicated to the education market will allow us to best meet the needs of our customers," stated John Bertuccini, President, Book & Directory Publishing Services, Quebecor World North America. "We will continue to invest and realign our platform to offer specialized solutions to help educational publishers compete in the marketplace."

This investment is being made to support the expanding business recently awarded by publishers in the education sector. Quebecor World expects Phase II to be completed by the middle of the second quarter, 2004.

For immediate release	Page 2 of 2

Quebecor World Inc. (NYSE; TSX: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include Magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 38,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further information please contact:

Jeremy Roberts Vice-President, Investor Relations and Treasury Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070
Ann Marie Bushell Executive Vice President Marketing and Strategic Planning Quebecor World North America 212-583-6561

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ RAYNALD LECAVALIER Name: Raynald Lecavalier Title: Vice President, Corporate General Counsel and Secretary

Date: August 7, 2003

QuickLinks

QUEBECOR WORLD INC. Filed in this Form 6-K
QUEBECOR WORLD ANNOUNCES STRATEGIC EXPANSION AT ITS DUBUQUE IOWA FACILITY TO SERVE THE EDUCATIONAL BOOK MARKET
SIGNATURES